GH Research VOTE

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Your vote matters – here's how to vote!

You may vote online or by phone instead of mailing this card.

Votes submitted electronically must be received by 11:59 P.M., Eastern Time on 21 September 2022

Online
Go to www.envisionreports.com/ghrs or scan the QR code — login details are located in the shaded bar below.

Phone
Call toll free 1-800-652-VOTE (8683) within the USA, US territories and Canada or 1-781-575-2300 if outside these areas.

Using a **black ink** pen, mark your votes with an X as show in this example. Please do not write outside the designated areas. ☒

2022 GH Research PLC Annual General Meeting Proxy Card

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▼IF VOTING BY MAIL, SIGN, DETACH and RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals – The Board of Directors recommend a vote FOR all the nominees listed and FOR Proposals 2 – 3.

1. Election of Directors:

	For	Against	Abstain
1 - Florian Schönharting	☐	☐	☐
1.2 - Michael Forer, LLB	☐	☐	☐
1.3 – Dermot Hanley	☐	☐	☐
1.4 – Duncan Moore, PhD	☐	☐	☐

	For	Against	Abstain
2. To review the affairs of the Company and consider the Irish statutory financial statements for the year ended 31 December 2021 and the reports of the directors and auditors thereon.	☐	☐	☐
3. To ratify the appointment of PricewaterhouseCoopers Ireland as independent auditors of the Company for the year ending 31 December 2022 and to authorise the Board to fix the remuneration of the auditors.	☐	☐	☐

B Authorized Signatures – This section must be completed for your vote to count. Please date and sign below.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Date (mm/dd/yyyy) – Please print date below	Signature 1 – Please keep signature within the box.	Signature 2 – Please keep signature within the box
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2022 Annual General Meeting Admission Ticket

2022 Annual General Meeting of Shareholders of GH Research PLC
22 September 2022 at 2:00 P.M., Irish Standard Time
3 Dublin Landings, North Wall Quay
Dublin 1, Ireland

Upon arrival, please present this admission ticket
This card is for the purposes of registration and accreditation when attending the Annual General Meeting ('AGM').

Important notice regarding the Internet availability of proxy materials for the Annual General Meeting of Shareholders.
The Notice of Annual General Meeting, Irish Statutory Financial Statements and Form 20-F are available at: www.envisionreports.com/ghrs

Small steps make an impact.
Help the environment by consenting to receive electronic delivery, sign up at www.envisionreports.com/ghrs

▼IF VOTING BY MAIL, SIGN, DETACH and RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

GH Research PLC

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Annual General Meeting of Shareholders on 22 September 2022 at 2:00 p.m. Irish Standard Time

This proxy is solicited by the Board of Directors

The shareholder(s) hereby appoint(s) Magnus Halle and Julie Ryan, or either of them, as proxies, each with the power to appoint his/her substitute, and hereby authorises them to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares of GH Research plc that the undersigned shareholder(s) is/are entitled to vote, with all powers which the undersigned would possess if personally present at the meeting, at the Annual General Meeting of Shareholders to be held on 22 September 2022 at 2:00 P.M., Irish Standard Time at 3 Dublin Landings, North Wall Quay, Dublin 1, Ireland and at any adjournment or postponement thereof. You may vote at the Annual General Meeting if you were a shareholder of record at the close of business on 29 July 2022.

A shareholder entitled to attend and vote is entitled to appoint one or more proxies to attend, speak and vote instead of him or her at the Annual General Meeting. A proxy need not be a shareholder of record. If you wish to nominate a proxy other than Magnus Halle or Julie Ryan, please contact our Company Secretary at 28 Baggot Street Lower, Dublin 2, Ireland. Any such nominated proxy must attend the Annual General Meeting in person in order for your votes to be cast.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

In his/her discretion, the proxy is authorised to vote upon such other business as may properly come before the meeting, and any adjournment or postponement thereof.

C **Non-Voting Items**

Change of Address – Please print new address below

Comments – Please print your comments below.

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